September 11, 2019

David Soto
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed July 15, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed August 20, 2019
           File No. 000-52069

Dear Mr. Soto:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Cover Page

1. Please delete all reference to the company as an emerging growth company on the cover page and throughout the filing, as your company does not qualify as one. Business, page 4

2. Please revise to discuss the nature of the regulations the business will have to deal with and how they will impact your business. We refer you to Item 101(h)(4)(ix) of Regulation
      S-K.
 David Soto
FirstName LastNameDavid Soto
Celexus, Inc
Comapany 11, 2019
September NameCelexus, Inc
September 11, 2019 Page 2
Page 2
FirstName LastName
Risk Factors, page 6

3. Please include a discussion of the risk that the company's business plan is dependent upon the acquisition of HempWave and the risk that this acquisition may not be consummated.
4. Please provide appropriate risk factors relating to the business of HempWave.
5. Please add risk factor disclosure addressing your management's lack of experience running a public company.
6. Discuss the company's need to raise capital to carry out its business plan and the attendant risks.
Properties, page 9

7. You state here that the company does not own or lease any property, while in the Form S-
         1 filed 8/29/19 you state that you lease your principal offices. Please revise or advise.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10

8. Please revise to discuss in greater detail your plan of operation, including the steps needed to make the company operational and generating revenues. Similarly revise the Form 10-
         Q for the period ended June 30, 2019, including any updates to the company's implementation of its plan.
Liquidity and Capital Resources, page 10

9. Please revise your MD&A to address the material uncertainties surrounding your liquidity and the impact that those uncertainties could have upon your business. For example, we note risk factor disclosure on page 6 that you expect to generate operating losses and experience negative cash flows for the immediate future and it is uncertain if you will achieve future profitability. Please also revise to clarify that you may not have enough funds to sustain the business until it becomes profitable. Quantify the company's needs for additional capital in order to fund operations through, at a minimum, the next 12 months. Please similarly revise the MD&A in your Form 10-Q for the period ended June
         30, 2019. Refer to Item 303 of Regulation S-K.
Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 11

10. Please amend to disclose the disagreements with your predecessor auditor Michael
         Gillepsie & Associates, PLLC, consistent with the revised disclosure in your amended
         Item 4.01 Form 8-K filed on August 12, 2019.
 David Soto
FirstName LastNameDavid Soto
Celexus, Inc
Comapany 11, 2019
September NameCelexus, Inc
September 11, 2019 Page 3
Page 3
FirstName LastName
Item 9A. Controls and Procedures
Disclosure Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 12

11. Please amend to provide management's assessment of the effectiveness of disclosures and procedures (DC&P) and internal control over financial reporting (ICFR) at March 31,
         2019. We note that your evaluations of DC&P and ICFR were as of July 12, 2019 rather than year end. Refer to Items 307 and 308 of Regulation S-K.
Security Ownership of Certain Beneficial Owners, page 14

12. Please identify the natural person who has voting and investment control over Kings Gate
         Management Inc.
Item 14. Principal Accountant Fees and Services, page 15

13. Please explain the basis for your disclosure of audit fees for Michael Gillespie
         & Associates and BF Borgers or revise your disclosures accordingly. We note that prior to their termination on March 27, 2019, Gillespie issued a report on your financial statements for the year ended March 31, 2018. We also note that this Form 10-K includes
         BF Borgers opinion on your financial statements for the years ended March 31, 2018 and
         2019. It is unclear why you disclose audit fees of $3,350 to Gillespie for the year ended
         March 31, 2019 (which they did not appear to audit) but nothing for the previous year. It is also unclear why you have not disclosed any audit fees from BF Borgers for the year ended March 31, 2018. Refer to Item 14 of Form 10-K and Item 9(e) of
Schedule 14A.
Statements of Cash Flows, page F-5

14. Please tell us how you determined that $58,500 in loans from a shareholder should be classified within operating activities or amend to present as a component of financing activities. Please similarly address this comment with respect to the Statement of Cash
         Flows in your Form 10-Q for the period ended June 30, 2019. Refer to ASC 230-10-45-
         14.
Notes to Consolidated Financial Statements for the Years Ended March 31, 2019 and 2018
Note 8 - Subsequent Events, page F-12

15. You disclose that you entered into an agreement to acquire HempWave in May 2019.
         However, this is inconsistent with your disclosures on page 5 and in your Form 8-K filed
         August 6, 2019, which indicate that the original agreement to acquire HempWave was signed in February 2019. Please either revise your filing to describe the differences between the February 2019 and May 2019 agreements or correct any typographical errors as necessary. Since this pending acquisition would be material to Celexus, please also revise your footnote disclosure to describe the significant terms of the proposed transaction, the involvement of related parties, the date the transaction is expected to
 David Soto
Celexus, Inc
September 11, 2019
Page 4
      close, and how you intend to account for the transaction. Please similarly address this issue on page 15 of your Form 10-Q for the period ended June 30, 2019. Refer to ASC
      855-10-50-2.
16. It appears that a 1-90 reverse stock split occurred after the latest reported balance sheet but before the release of the financial statements. Please amend your financial statements and related disclosures elsewhere in the filing to give retroactive effect to the reverse split.
      Please refer to ASC 260-10-55-12 and SAB Topic 4.C.
Form 10-Q for the Period Ended June 30, 2019

Statements of Stockholders' Deficit (Unaudited), page 8

17. Please explain why the book value of your common stock and your additional paid in capital for the years ended March 31, 2018 and 2019 are not consistent with the amounts presented on page F-4 of your Form 10-K for the year ended March 31, 2019 or revise your filing accordingly. It appears that you may not have revised the par value of your common stock and the number of shares authorized to retroactively account for the 1-90 reverse stock split that occurred in April 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Lisa Etheredge,
Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Adviser, at
(202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Soto
                                                             Division of
Corporation Finance
Comapany NameCelexus, Inc
                                                             Office of
Telecommunications
September 11, 2019 Page 4
cc:       Elaine Dowling, Esq.
FirstName LastName